UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-173746

CUSIP NUMBER 26817C AB7

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: December 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Delta Tucker Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

3190 Fairview Park Drive, Suite 700

Address of Principle Executive Office (Street and Number)

Falls Church, VA 22042

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delta Tucker Holdings (the “Company”), the parent of DynCorp International, Inc., is unable to file its Annual Report on Form 10-K for the year ended December 30, 2011 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company is currently evaluating its assessment of goodwill for two reporting units within one of its segments and evaluating the financial statements and the related disclosures needed to file the Form 10-K with the Securities and Exchange Commission. The Company intends to file its Form 10-K within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William T. Kansky	571	722-0210
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Net loss attributable to Delta Tucker Holdings, Inc. was $29.3 million for the year ended December 30, 2011, compared to a net loss attributable to Delta Tucker Holdings, Inc. of $37.7 million for the period ended December 31, 2010, as reported in the Company’s press release. The Company’s audited financial statements will differ by the amount of any goodwill impairment, net of tax, from the financial results reported by the Company in the press release and furnished by the Company to the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 8-K filed on March 21, 2012, once the Company finalizes its financial statements.

Delta Tucker Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ William T. Kansky, Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.